[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

October 31, 2007

Via EDGAR and Overnight Delivery

Greg Belliston

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

Re:	BioForm Medical, Inc.
Amendment No. 5 Registration Statement on Form S-1 (File No. 333-145584)

Dear Mr. Belliston:

On behalf of BioForm Medical, Inc. (“BioForm” or the “Company”), we are responding to the Staff’s letter dated October 30, 2007 (the “Comment Letter”), relating to Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and BioForm has filed pre-effective Amendment No. 5 to the Registration Statement (“Amendment No. 5”), the revisions of which the Company believes address a number of the comments set forth in the Comment Letter. For your convenience, we have repeated the Staff’s comments in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

FORM S-1

Recent Development, page 4

1.	We note your response to comment 1 in our October 22, 2007 letter and comments 3-5 in our October 25, 2007 letter. We reissue comment 3 from our October 25, 2007 letter. Although we do not object to your providing preliminary numbers, we continue to believe that disclosure of the numbers in the form of a range suggests the numbers may be too preliminary to be helpful. Please disclose one number for your net sales and one number for you net loss rather than a range for these two figures.

Greg Belliston

U.S. Securities and Exchange Commission

October 31, 2007

In response to the Staff’s comment, we respectively advise the Staff that the Company has revised the disclosure at page 4 to remove the range for net sales and net loss in favor a single number for each.

Kreussler Agreement, page 63

2.	We note that in response to comment 11, you now state the Kreussler agreement includes a minimum purchase commitment for each 12-month period, but the CryoLife agreement does not. Please disclose the amount of the minimum purchase commitment under the Kreussler agreement.

In response to the Staff’s comment, we respectively advise the Staff that the Company has revised the disclosure at page 63 to disclose the dollar value of the contractual minimum obligation.

We would very much appreciate the Staff’s prompt review of Amendment No. 5. Should you have any follow-up questions, please call me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ David J. Saul

David J. Saul